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                                                             OMB APPROVAL
                                                     OMB Number:       3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE13D
                    Under the Securities Exchange Act of 1934
                           (Amendment No._________ )*

                    INTERNATIONAL ASSETS HOLDING CORPORATION
                    ----------------------------------------

                                (Name of Issuer)


                               SERIES A PREFERRED
                         ------------------------------
                         (Title of Class of Securities)


                                      NONE
                           ---------------------------
                                 (CUSIP Number)

                               Nancey M. McMurtry
                    International Assets Holding Corporation
                       220 E. Central Parkway, Suite 2060
                           Altamonte Springs, FL 32701
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With a copy to:

                             Louis T. M. Conti, Esq.
                                Holland & Knight
                          200 S. Orange Ave., Ste. 2600
                                Orlando, FL 32801


                                December 31, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

     [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

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     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(03-00)



CUSIP No      None
-----------------------
     1.       Names of Reporting Persons.

              Sean M. O'Connor


              I.R.S. Identification Nos. of above persons (entities only).


     2.       Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)  .............................................................

              (b)
--------------------------------------------------------------------------------
     3.       SEC Use Only
--------------------------------------------------------------------------------
     4.       Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------
     5J       Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Item 2(d) or 2(e)
--------------------------------------------------------------------------------
     6.       Citizenship or Place of Organization   USA
--------------------------------------------------------------------------------

Number of     7.      Sole Voting Power  132,353
Shares        ------------------------------------------------------------------
Beneficially  8.      Shared Voting Power
Owned by Each ------------------------------------------------------------------
Reporting     9.      Sole Dispositive Power  132,353
Person With   ------------------------------------------------------------------
              10.     Shared Dispositive Power  750,000
--------------------------------------------------------------------------------
     11.      Aggregate Amount Beneficially Owned by Each Reporting Person
              882,353
--------------------------------------------------------------------------------
     12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)
--------------------------------------------------------------------------------
     13.      Percent of Class Represented by Amount in Row (11)   40.3%
---- ---------------------------------------------------------------------------

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     14.      Type of Reporting Person (See Instructions)  IN



Item 1. Security and Issuer

         SERIES A PREFERRED.


                    International Assets Holding Corporation
                             220 E. Central Parkway
                                   Suite 2060
                           Altamonte Springs, FL 32701


Item 2. Identity and Background


(a)     Name;        Sean M. O'Connor

(b) Residence or business address; 220 E. Central Parkway, Ste 2060, Altamonte Springs, FL 32701

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                     Chief Executive Officer, International Assets Holding Corporation

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

                     N/A

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

                     N/A

(f)     Citizenship. USA


Item 3. Source and Amount of Funds or Other Consideration

        Mr. O'Connor used personal funds in the amount of $225,000 to purchase 132,353 shares that he directly owns. Funds of $1,275,000 to purchase 750,000 shares came from the St. James Trust for which Mr. O'Connor acts an advisor and whose family is a beneficiary of the Trust.

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Item 4. Purpose of Transaction

        (a) Mr. O'Connor signed a Share Subscription Agreement (the "Agreement") through a private placement with International Assets Holding Corporation to purchase shares of Series A Preferred stock, which are non-voting and non-convertible. The transaction acquiring these shares was closed on December 6, 2002. As a result of his investment Mr. O'Connor is now Chief Executive Officer of International Assets Holding Corporation and a member of the Board of Directors.

        (b) N/A

        (c) Through the Agreement signed by Mr. O'Connor and upon subsequent approval of a conversion provision in the Agreement by shareholders on February 28, 2003, the Series A Preferred stock acquired by Mr. O'Connor from the issuer would result in Mr. O'Connor's direct ownership and/or control of 19.3% of the issuer's common stock.

        (d) N/A

        (e) N/A

        (f) N/A

        (g) N/A

        (h) N/A

        (i) N/A

        (j) N/A


Item 5. Interest in Securities of the Issuer

(a) Mr. O'Connor currently owns directly and/or controls 882,353 shares representing 40.3% of the outstanding shares of Series A Preferred. Pursuant to the transaction which closed December 6, 2002 and the terms of the Share Subscription Agreement, the shareholders of the corporation will be asked to approve a provision in the Agreement which provides for the conversion of the Series A Preferred shares into common stock. The conversion price would equal the original purchase price of $1.70 per share. Should the shareholders approve this provision the conversion would be automatic and immediate. The Annual Meeting of the shareholders is scheduled for February 28, 2003; therefore, it is possible that these preferred shares may be convertible into common shares within 60 days. Upon approval and conversion, Mr. O'Connor would own directly and/or control through his relationship with the St. James Trust 19.3% of the assumed number of post-conversion outstanding shares of common stock.

(b) Following the conversion into common stock, Mr. O'Connor would have the sole power to vote or to dispose of 132,353 shares of common stock. Through his relationship with the St. James Trust, Mr.

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    O'Connor would have a shared power to direct the vote and disposition of
    750,000 shares of common stock.

(c) As described in paragraph (a) above Mr. O'Connor and the issuer closed a transaction on December 6, 2002, in which Mr. O'Connor purchased directly 132,353 shares of Series A Preferred stock for a price of $1.70. As part of the same transaction The Saint James Trust, for which Mr. O'Connor is an advisor, purchased through an assignment from Mr. O'Connor 750,000 shares of Series A Preferred stock for a price of $1.70. These shares of Preferred stock are convertible into common only upon shareholder approval.

(d) No other persons than those identified in this filing have the right to receive or direct the receipt of dividends or the proceeds for the sale of these securities.

(e) N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  N/A

Item 7. Material to Be Filed as Exhibits

        Exhibit I    Share Subscription Agreement

        Exhibit II   Amendment to Share Subscription Agreement

        Exhibit III Assignment and Assumption Agreement between the Registrant, Sean O'Connor and The St. James Trust.




Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 10, 2003

Signature: /s/Sean M. O'Connor

Name/Title: Sean M. O'Connor/Chief Executive Officer

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

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The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See IS U.S.C. 1001)

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                                 Exhibit Index

Exhibit Number              Exhibit Description


1                           Share Subscription Agreement

2                           Amendment to Share Subscription Agreement

3 Assignment and Assumption Agreement between the Registrant, Sean O'Connor and The St. James Trust.